EXHIBIT 12

Benchmark Electronics, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	2004		2003		2002		2001	2000
Earnings:

Income (loss) before income taxes	$94,153		83,010		54,966		(58,293)	28,430
Fixed charges	5,286		10,966		14,960		20,667	28,304
Income (loss) before income taxes and fixed charges	$99,439		93,976		69,926		(37,626)	56,734

Fixed Charges:

Amortization of debt issuance costs	$967		1,483		1,628		1,640	1,609
Interest expense	738		6,231		9,757		15,358	22,787
Interest component of rental expense	3,581		3,252		3,575		3,669	3,908
Total fixed charges	$5,286		10,966		14,960		20,667	28,304

Earnings to fixed charges ratio	18.81	x	8.57	x	4.67	x	—	2.00	x
Deficiency	n/a		n/a		n/a		$58,293	n/a